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                                                                     Exhibit 1.1

                                                           Monday, 18 March 2002

                                                           For immediate release



        CHINA MOBILE (HONG KONG) LIMITED ANNOUNCED ITS 2001 RESULTS TODAY

           GOOD RESULTS ENSURE POSITION AS THE MARKET LEADER IN CHINA

China Mobile (Hong Kong) Limited ("CMHK") announced its 2001 results today. During 2001, CMHK maintained its strong growth owing to the adoption of appropriate business strategies and the huge momentum of the domestic market in Mainland China. In addition, CMHK further consolidated its position as the premier service provider and market leader in mobile telecommunications in Mainland China.

Highly effective management and increased operational efficiency led CMHK to further consolidate its market position and achieve good results. In 2001, CMHK's subscriber base increased by 24.509 million, totalling 69.643 million subscribers and representing a market share of approximately 72.4 per cent. Total usage volume increased to 161.27 billion minutes. In 2001, total volume of SMS (Short Message Service) exceeded 6 billion messages. Operating revenue reached RMB 100.3 billion, representing an increase of 54 per cent. over last year. Net profit and EBITDA were RMB28.0 billion and RMB 60.3 billion, representing an increase of 55 per cent. and 61 per cent. compared to the previous year, respectively. EBITDA margin was 60 per cent. and net profit margin reached 28 per cent. In 2001, CMHK's earnings per share was RMB1.51, representing an increase of 21 per cent. compared to the previous year.

CMHK has always focused on investing in Mainland Chinese telecommunications market opportunities that offer high growth, such as the current acquisition of mobile telecommunications assets, in order to create shareholder value. As a result, although CMHK has a substantial cash balance as well as strong and steady cashflow, the Board does not recommend the payment of a dividend for the 2001 financial year. The Board will review its dividend policy upon the conclusion of the current acquisition project. The Board intends to commence paying appropriate dividends in subsequent financial years on the condition that CMHK's business operations, financial and cashflow position, capital expenditures and other related considerations are appropriate. In particular, CMHK must be assured that financial resources available at that time will be sufficient to achieve sustained and favourable long-term growth and complete investment or acquisition projects that will create shareholder value.

Mr. Wang Xiaochu, CMHK's Chairman and Chief Executive Officer, pointed out that due to the continued rapid growth of China's economy, the mobile telecommunications market in

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China still has vast potential for development. CMHK will capture this opportunity by implementing a number of measures to respond to the needs of the market and to improve operational efficiency. Targeting the specific needs of customers, these measures, including further market segmentation, brand name re-positioning, the maintenance and consolidation of market share in the high-value customer segment and the active development of the latent potential high-value subscriber market, are aimed at bolstering CMHK's sustained growth. Looking to the future, Mr Wang expressed his firm belief that CMHK will continue to maintain a relatively high growth rate and its position as the market leader in China by utilising CMHK's advanced mobile networks, its broad and solid customer base and its quality brand name, as well as through CMHK's ever improving and expanding service offerings.

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For press enquiries, please contact Mr. Liu Ping or Ms. Rainie Lei at 852-3121
8888.

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